Clearway Energy, Inc.

Clearway Energy LLC

300 Carnegie Center, Suite 300

Princeton, NJ 08540

clearwayenergy.com

Via EDGAR

June 1, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Mark Wojciechowski and Lily Dang

Re:	Clearway Energy, Inc.
Form 10-K for the Fiscal Year ended December 31, 2020 Filed March 1, 2021
File No. 001-36002

Dear Mr. Wojciechowski and Ms. Dang:

We hereby respond to the comments made by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 20, 2021 (the “Comment Letter”) related to the above-referenced filing of Clearway Energy, Inc. This response also applies to the disclosures of Clearway Energy LLC (together with Clearway Energy, Inc., the “Company”).

For your convenience, we have repeated the Staff’s comments, indicated in bold, exactly as given in the Comment Letter, and have set forth the Company’s response below each comment.

Form 10-K for the Fiscal Year ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and the Results of Operations
Consolidated Results of Operations, page 53

1.	We note your disclosure indicating that your gross margin measure represents "operating revenues less cost of sales" although you also indicate that cost of sales includes only the cost of fuel, contract and emission credit amortization and mark-to-market adjustments for economic hedging activities. You identify this measure as the most comparable GAAP measure to your non-GAAP Economic Gross Margin measure, and provide a reconciliation between these measures with adjustments to add back the amounts deducted from revenues in computing your measure of gross margin, except for the cost of fuel.

However, it appears that you have excluded from your computation of gross margin other costs that would be attributable to cost of sales under GAAP, which would indicate this is also a non-GAAP measure. For example, we understand that one component of your Cost of Operations, as reported on the Statements of Operations on page 81, in the segment disclosures on pages 127 and 128, and in Selected Financial Data on page 45, is Operations and Maintenance expense, which includes the costs of services to operate and maintain plant operations, businesses and thermal facilities. The cost of sales referenced in your description of gross margin also excludes depreciation, amortization and accretion, a portion of which would relate to facilities utilized in your revenue generating activities.

If believe that you have properly identified all cost of sales in your computation of gross margin, tell us how you have arrived at this view and submit a detailed description of the amounts classified on each of the line items reported in your Statements of Operations. Otherwise, it appears that you will need to revise your filing to distinguish the non-GAAP gross margin measure that you have presented from the gross margin measure that would be calculated in accordance with GAAP.

Specifically, you should (i) recalculate gross margin to reflect all costs of sales as would be reported in accordance with GAAP, (ii) choose an alternate label for your non-GAAP gross margin measure, and (iii) provide a reconciliation between gross margin in accordance with GAAP and your non-GAAP measure, for each non-GAAP margin measure that you present. Please refer to Item 10(e)(1)(i)(A), Item 10(e)(1)(ii)(E), and Item 10(e)(1)(i)(A) and (B) of Regulation S-K, if you require further clarification or guidance. This comment also applies to the disclosures of Clearway Energy LLC.

The Company has historically presented Economic Gross Margin as a key operational measure reviewed by its chief operating decision maker. The Company’s historical definition of Economic Gross Margin is energy and capacity revenue, plus other revenues, less cost of fuels. Cost of fuels are deducted from revenues in this measure because they generally fluctuate in tandem with the related revenues. In future filings, the Company will present this measure with the caption, Adjusted Gross Margin, in Management’s Discussion and Analysis of Financial Condition and the Results of Operation, to provide further clarity that this measure is a non-GAAP measure. Additionally, the Company will reconcile this measure with total operating revenues as the most closely comparable GAAP metric, rather than gross margin. The Company acknowledges that gross margin is often utilized as a non-GAAP measure rather than a GAAP measure. In addition, the Company believes that total operating revenues is in fact, a more closely comparable GAAP metric to Adjusted Gross Margin, both from a quantitative and qualitative perspective.

The Company will remove any reference to gross margin as a GAAP measure and, in future filings, will provide a description of Adjusted Gross Margin consistent with the following illustrative description and presentation:

“In addition to total operating revenues, the Company evaluates its operating performance using the measure of Adjusted Gross Margin, which is not a GAAP measure and may not be comparable to other companies’ presentations or deemed more useful than the GAAP information provided elsewhere in this report.  Adjusted Gross Margin is defined as total operating revenues, excluding contract amortization and mark-to-market for economic hedges, less cost of fuels. Adjusted Gross Margin should be viewed as a supplement to and not a substitute for the Company's presentation of total operating revenues, which is the most directly comparable GAAP measure.  The Company believes that Adjusted Gross Margin is useful to investors as it is a key operational measure reviewed by the Company's chief operating decision maker. Cost of fuels is typically recovered through customer revenue contracts and therefore, Adjusted Gross Margin excludes any revenue effect of fluctuations in these expenses.

The below tables present the composition of total operating revenues, as well as the reconciliation to Adjusted Gross Margin, for the years ended December 31, 2020 and 2019:”

(in millions)	Conventional	Renewables	Thermal	Total
Year ended December 31, 2020
Total operating revenues	$437	$569	$193	$1,199
Less:
Contract amortization	24	61	3	88
Mark-to-market for economic hedges	-	-	-	-
Cost of fuels	(4)		(69)	(73)
Adjusted Gross Margin	$457	$630	$127	$1,214

Year ended December 31, 2019
Total operating revenues	$346	$485	$201	$1,032
Less:
Contract amortization	7	61	3	71
Mark-to-market for economic hedges	-	9	-	9
Cost of fuels	(2)		(72)	(74)
Adjusted Gross Margin	$351	$555	$132	$1,038

2.	We note that you have disaggregated your Cost of Operations measure in MD&A to identify the components Cost of Fuels, Operations and Maintenance, and Other Cost of Operations. Given your presentation in the Statements of Operations on page 81, tell us how Cost of Operations may be similar to Cost of Sales, and how you considered the guidance in SAB Topic 11:B, as may be applied to your measure. Please expand your disclosures in the financial statements to include a description of the costs reported within Cost of Operations, including each of the three subcategories identified in MD&A.

The Company acknowledges that the financial statement caption Cost of Operations represents a total concept similar to cost of sales, and that often the financial statement caption Depreciation, Amortization and Accretion may also be considered to be cost of sales, as highlighted in SAB Topic 11:B. As such, in future filings the Company will present the relevant financial statement caption as “Cost of operations, exclusive of depreciation, amortization and accretion shown separately below”.

In addition, in future filings of the Company’s annual report on Form 10-K, the Company will add a description of these costs in the Summary of Significant Accounting Policies footnote consistent with the following:

“Operating Costs and Expenses

The Company incurs costs of operations, comprised of cost of fuels, operations and maintenance expense and other cost of operations which includes property tax and insurance expense. Cost of fuels includes the cost of fuel, water and electricity purchases associated with the sale of electricity, as well as the amortization of acquired emissions allowances held-for-use. Operations and maintenance expenses include the costs of operating and maintaining the Company’s generation assets, labor costs of direct operating support personnel, overhead and other direct and indirect costs of operating the Company’s generation assets.

Depreciation, amortization and accretion includes depreciation expense for the Company’s operating assets, computed using the straight-line method over the estimated useful lives of the assets, amortization expense related to intangible assets and accretion expense for asset retirement obligations.

The Company also incurs general and administrative, transaction and integration and development costs. General and administrative expenses, as reported in the consolidated statements of operations, include all labor and back office support costs, including executive management and corporate support functions such as finance and accounting, treasury, legal, corporate development and the CEG Master Services Agreement. Transaction and integration costs include the legal, bank and audit fees associated with the acquisition of assets or businesses. Development costs include personnel costs and fees incurred and expensed in the preliminary stages of a project or charged to expense when a project is abandoned or management otherwise determines the costs to be unrecoverable.”

Please contact Mike Brown, Assistant General Counsel, at (609) 608-1514, or me at (609) 608-1450, if you have questions regarding our responses or related matters.

Sincerely,

/s/ Chad Plotkin

Chad Plotkin
Senior Vice President and
Chief Financial Officer

cc:	Mike Brown, Esq., Assistant General Counsel, Clearway Energy, Inc. Sarah Rubenstein, Vice President, Accounting & Controller, Clearway Energy, Inc.